UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60655 /September 11, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13582

In the Matter of	:
	: ORDER MAKING FINDINGS
MAGNUM RESOURCES, INC.,	: AND REVOKING
MANAKOA SERVICES CORP.	: REGISTRATIONS BY DEFAULT
(N/K/A TESLAVISION CORP.),	: AS TO FIVE RESPONDENTS
MAXUS TECHNOLOGY CORP.,	:
MED/WASTE, INC.,	:
MEDSEARCH TECHNOLOGIES, INC., and	:
MEISENHEIMER CAPITAL, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 18, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 20, 2009. Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. No Answers have been received.

On September 2, 2009, the Division filed a Motion for Default (Motion) against Respondents. In my Order Postponing Hearing, issued that same day, Respondents were put on notice that failure to file an Answer or an opposition to the Motion would be grounds for finding them in default. No oppositions have been received.

The Division advises that a signed Offer of Settlement from Respondent Meisenheimer Capital, Inc. (Meisenheimer), is forthcoming. Pursuant to Commission Rules, the proceeding will be stayed as to Meisenheimer to permit the Commission an opportunity to consider the Offer of Settlement. See 17 C.F.R. § 201.161(c)(2). This stay will remain in effect, provided that Meisenheimer submits the Offer of Settlement to the Division within fifteen business days and the Division, in turn, submits it to the Commission within twenty business days. See 17 C.F.R. § 201.161(c)(2)(i). The parties shall notify me if either fails to meet a deadline or if the Commission rejects the Offer of Settlement, and the stay shall lapse. See 17 C.F.R. § 201.161(c)(2)(ii).

Since the remaining Respondents have not filed an Answer or an opposition to the Motion or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

Magnum Resources, Inc. (Magnum) (CIK No. 915637), is a delinquent Delaware corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Magnum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 1999, which reported a net loss of $1.66 million for the prior nine months. As of August 12, 2009, Magnum's stock (symbol MGRI) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. ("Pink Sheets"), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Manakoa Services Corp. (n/k/a Teslavision Corp.) (Manakoa) (CIK No. 1091967) is a Nevada corporation located in Kennewick, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Manakoa is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of over $11.5 million since Manakoa's November 21, 2001, inception. As of August 12, 2009, Manakoa's stock (symbol TSLV) was traded on the over-the-counter markets, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Maxus Technology Corp. (Maxus) (CIK No. 1054709) is a forfeited Delaware corporation located in Milpitas, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Maxus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended November 30, 2004, which reported a net loss of over $4.48 million for the prior twelve months. As of August 12, 2009, Maxus's stock (symbol MXUS) was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Med/Waste, Inc. (Med/Waste) (CIK No. 885195), is a void Delaware corporation located in Miami Lakes, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Med/Waste is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $6.49 million for the prior nine months. On February 13, 2002, Med/Waste filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was still pending as of August 12, 2009. As of August 12, 2009, Med/Waste's stock (symbol MWDSQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Medsearch Technologies, Inc. (Medsearch) (CIK No. 1093759), is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Medsearch is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1.4 million for the prior nine months. As of August 12, 2009, Medsearch's stock (symbol MDSX) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Magnum Resources, Inc., Manakoa Services Corp. (n/k/a Teslavision Corp.), Maxus Technology Corp., Med/Waste, Inc., and Medsearch Technologies, Inc., are hereby REVOKED.

IT IS FURTHER ORDERED THAT, the proceeding is STAYED as to Respondent Meisenheimer Capital, Inc., pending the Commission's consideration of its Offer of Settlement.

_____
Robert G. Mahony
Administrative Law Judge